UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/19 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OTCex, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 5th Avenue, Suite 602
(No. and Street)

(City)	(State)	10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OTCex, LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OTCex, LLC

A Wholly Owned Subsidiary of OTCex S.A.

(A LIMITED LIABILITY COMPANY)

Financial Statements and Supplementary Schedules and Report of Independent Registered Public Accounting Firm Filed Pursuant to 17(a)-5(e)(3)

As of and for the 15 Month Fiscal Period Ended December 31, 2020

Table of Contents

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the Member of OTCex, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of OTCex, LLC, (the "Company"), as of December 31, 2020, and the related statements of operations, changes in member's equity, changes in subordinated loan, and cash flows for the fifteen-month fiscal period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2020, and the results of its operations and its cash flows for the fifteen-month fiscal period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and CFTC Regulation 1.17 Under the Commodity Exchange Act, the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of OTCex, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and CFTC Regulation 1.10(d)(2) under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Mazars USA LLP

New York, NY
February 25, 2021

OTCex, LLC

A Wholly Owned Subsidiary of OTCex S.A.
(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
December 31, 2020

ASSETS	
Cash	$ 6,969,569
Clearing firm deposits	353,628
Commissions receivable	3,951,047
Foreign tax receivable	3,455,877
Prepaid expenses and security deposits	158,705
Employee loans, net of reserve of $550,000	550,000
Property and equipment, net of accumulated depreciation of $364,336	15,386
Right of use asset	722,137
Income tax receivable	1,050,000
TOTAL ASSETS	$ 17,226,349
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 602,080
Due to member	154,835
Due to affiliate	534,101
Due to clearing firms	2,805,788
Accrued bonuses	3,770,376
Lease liability	737,894
Income tax liability	1,295,016
Subordinated loan	500,000
TOTAL LIABILITIES	10,400,090
MEMBER'S EQUITY	6,826,259
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 17,226,349

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC

A Wholly Owned Subsidiary of OTCex S.A.
(A LIMITED LIABILITY COMPANY)
Statement of Operations
For the 15 Month Fiscal Period Ended December 31, 2020

REVENUES	
Commission income	$ 29,540,392
Other income	52,250
Total revenues	29,592,642
OPERATING EXPENSES	
Salaries, bonuses and related costs	13,841,289
Administrative expense sharing	7,182,115
Clearance charges and commission expense	998,276
Professional fees	547,109
Rent	539,957
Travel and entertainment	299,005
Market data expense	542,778
Communications	483,695
Management fees	2,161,942
Insurance	70,845
Depreciation and Amortization	72,795
Regulatory fees	62,702
Interest and bank charges	60,890
Office and other	1,030,122
Total expenses	27,893,520
INCOME BEFORE PROVISION FOR INCOME TAXES	1,699,122
Provision for income taxes	794,360
NET INCOME	$ 904,762

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC

A Wholly Owned Subsidiary of OTCex S.A.
(A LIMITED LIABILITY COMPANY)
Statement of Changes in Member's Equity
For the 15 Month Fiscal Period Ended December 31, 2020

MEMBER'S EQUITY, Beginning of Period	$ 5,921,497
Net income	904,762
MEMBER'S EQUITY, End of Period	$ 6,826,259

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC

A Wholly Owned Subsidiary of OTCex S.A.
(A LIMITED LIABILITY COMPANY)
Statement of Changes in Subordinated Loan
For the 15 Month Fiscal Period Ended December 31, 2020

BALANCE, Beginning of period	$	500,000
Activity during the 15 month fiscal period ended December 31, 2020		-
BALANCE, End of period	$	500,000

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC
A Wholly Owned Subsidiary of OTCex S.A.
(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
For the 15 Month Fiscal Period Ended December 31, 2020

OPERATING ACTIVITIES:	
Net income	$ 904,762
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization expense	72,795
Changes in operating assets and liabilities	
Decrease in prepaid income taxes	102,858
Increase in right of use asset	(722,137)
Increase in foreign tax receivable	(3,455,877)
Increase in income tax receivable	(1,050,000)
Increase in employee loans, net	(275,254)
Decrease in clearing firm deposits	585
Decrease in commissions receivable	764,043
Increase in prepaid expenses and security deposits	(38,204)
Increase in accounts payable, accrued expenses and other liabilities	31,964
Decrease in accrued bonuses	(1,951,639)
Increase in lease liability	737,894
Increase in due to member	(271,716)
Increase in due to clearing firms	2,805,788
Increase in due to affiliate	485,066
Decrease in deferred tax liability	(49,376)
Increase in tax liability	1,281,967
Net cash used in operating activities	(626,481)
INVESTING ACTIVITIES:	
Purchase of property and equipment	(436)
Net cash used in investing activities	(436)
NET DECREASE IN CASH	(626,917)
CASH AT BEGINNING OF PERIOD	7,596,486
CASH AT END OF PERIOD	$ 6,969,569

Supplemental Cash Flow Information	
Cash paid during the period for income taxes	$ 534,591
Cash paid during the period for interest	$ 44,965

The accompanying notes are an integral part
of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

OTCex LLC (the "Company") was organized as a limited liability company under the laws of the State of New York. The Company is wholly owned by OTCex S.A. (the "Member"). In December 2013, the Company became an introducing broker registered with the Commodity and Futures Trading Commission ("CFTC"). The Company executes various swap and futures contracts for its clients solely on an agency and/or give-up basis. On September 10, 2014, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The liability of the Member for the losses, debts and obligations of the Company is generally limited to its capital contributions.

In July 2020, the Company requested and FINRA approved a change to its fiscal year-end, and therefore the Company's year-end changed from September 30 to December 31. Accordingly, these financial statements include the results of operations from October 1, 2019 through December 31, 2020.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - For the purpose of the statement of cash flows, the Company considers all cash on hand and cash accounts not subject to withdrawal restrictions or penalties to be cash.

Concentration of credit risk - The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. At December 31, 2020, the Company held $6,469,569 in excess of secured limits. The Company has not experienced any losses in such accounts and management believes it is not subject to any significant credit risk on its cash.

Commissions receivable - Commissions receivable are uncollateralized and due under normal trade terms, generally requiring payment within 90 days from the invoice date. Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes specific losses for known troubled accounts and other available evidence. The allowance was $0 as of December 31, 2020.

Clearing firms deposits - The Company, per the terms of its clearing agreements, is required to maintain restricted security deposits with its clearing brokers. Such deposit amounts are refundable to the Company upon termination of the agreements.

Property and equipment – Property and equipment are recorded at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. Depreciation is provided on the straight-line basis over the expected useful life of the asset (5 - 7 years). Leasehold improvements are amortized over the term of the lease.

Revenue recognition - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Other income is primarily related to interest income, rental sublease income, promotion, sales, marketing, and advisory services. The Company believes that the performance obligation is satisfied over time, as the services are performed.

Income Taxes - The Company is a limited liability company, taxed as a C Corporation, under the U.S. Internal Revenue Code.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company files its income tax return in the U.S. Federal jurisdiction and in the state and city of New York. In connection with its change of year-end from September 30, 2020 to December 31, 2020, the Company's operations for the period October 1, 2019 through December 31, 2020 are reported in two separate tax years (October 1, 2019 to September 30, 2020 and a short period tax return from October 1, 2020 to December 31, 2020). Due to the timing of tax deductibility of accrued bonuses and the timing of tax payments, the Company has recognized a current income tax liability of $1,295,016 as well as a current income tax receivable of $1,050,000. Settlement of these balances with taxing authorities will be on a gross basis, therefore these amount have been presented gross on the statement of financial condition. The Company remains subject to tax examinations by all authorities for all tax returns filed after the 2016 tax year.

The Company recognizes current tax assets and liabilities for Federal, state and local income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred income tax provisions are based on the changes to the respective assets and liabilities from period to period. Valuation allowances are recorded to reduce deferred tax assets when uncertainty regarding their ability to be realized exists. Differences between the timing of tax deductibility of a $550,000 reserve against an employee advance (see footnote 13) versus recognition of the reserve in the financial statements resulted in a deferred tax asset of approximately $200,000 at December 31, 2020. The Company is vigorously pursuing the full collection of the loan receivable, therefore does not expect a future tax deduction for the reserve and has recognized a 100% valuation allowance against this deferred tax asset.

The Company applies the provisions of Account Standards Codification ("ASC 740") 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, FASB and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information thereof.

Management has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended December 31, 2020 in its major jurisdictions, and has determined whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, management has determined the major tax jurisdictions to be where the Company is organized and where the Company does business; however, no reserves for uncertain tax positions were required to have been recorded as a result of the application of ASC 740 for the year ended December 30, 2020. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on going analyses of and changes to the tax laws, regulations and interpretations thereof.

The Company recognized interest and penalties, if any, as interest expenses on the statement of operations.

3. INCOME TAXES

The Company had historically filed its tax returns on a cash basis. The Company converted to an accrual basis taxpayer for the year ended September 30, 2018. This change of accounting method resulted in a positive IRC 481(a) adjustment, which the Company elected to recognize ratably over a four year period. During the current period, the Company recognized a deferred tax benefit of $49,376 in connection with the change of accounting method from cash to accrual.

At December 31, 2020, the provision (benefit) for income taxes consisted of the following:

Current:		
Federal	$	426,335
State and local		417,401
		843,736
Deferred:		
Federal	$	(26,939)
State and local		(22,437)
		(49,376)
Total tax provision	$	794,360

3. INCOME TAXES (continued)

The following reconciles the Company's effective tax rate from the U.S. Federal statutory tax rate to such amount for the period ended December 31, 2020:

Federal statutory tax rate	21%
Permanent tax differences	0%
State and local income tax (net of effect on federal income tax)	18%
Effective tax rate	39%

4. SUBORDINATED LIABILITIES

Subordinated liabilities as of December 31, 2020 include the following:

Subordinated loan, 3% due September 23, 2022	$500,000

The subordinated loan is with the Member and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest is accrued at an amount of $1,250 per month or $15,000 per year and was paid prior to December 31, 2020. The subordinated loan provides for automatic annual extensions, unless otherwise specified by the Member in writing thirteen months prior to the maturity date.

5. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), and the National Futures Association (NFA) Rule 7001, which require that the Company maintain a minimum net capital of $250,000, under the alternative method. On December 31, 2020, the Company had net capital of $120,768, which was insufficient to meet the minimum capital requirement of $250,000 by $129,232. The Company is exempt from the reserve requirements of 15c-3-3 since it does not carry customer funds or margin accounts. It does not hold funds or securities for, or owe money or securities to, customers.

The Company maintained regulatory compliance throughout the first twelve months of the period under audit. In October 2020 one of the Company's brokers placed certain trades, which were believed to be riskless principal transactions. The transactions resulted in proprietary positions, which caused various capital violations. One of these transactions also resulted in a large foreign tax receivable of approximately $3,500,000, which resulted in a net capital deficiency. The Company notified FINRA of the capital deficiencies on December 22, 2020 and January 25, 2021. The Company later filed an amended notification on January 28, 2021 to revise the January 25, 2021 notification as to the date the deficiencies existed, which spanned from November 3, 2020 through January 22, 2021. The notification indicated that the deficiency was remediated through an infusion of capital from the Member in the amount of $1,500,000 on January 22, 2021.

6. OFF BALANCE SHEET RISK

The responsibility for reporting, clearing and settling various securities and commodity interest transactions (collectively "Transactions") executed by the Company on behalf of its clients rests with the client (if self-clearing), client's clearing broker, Swap Execution Facility ("SEF") and/or exchange, as applicable. Off balance sheet risk exists with respect to such Transactions in the event of a trade execution error on the part of the Company. The Company may be responsible for reimbursing the client for any losses incurred as a result of such trade error. As of the fiscal period ending on December 31, 2020, the Company had not been notified by any clients, SEFs, exchanges and/or clearing brokers, as applicable, of any such trade errors, nor was the Company otherwise aware of any potential losses regarding any Transactions executed for its clients. Generally, the Company is not counterparty to any Transactions and does not act as principal to any such Transactions, except as disclosed in Note 5 to the financial statements.

8. SIGNIFICANT CUSTOMERS

Commission income from three customers amounted to 39% of commission income for fiscal period ended December 31, 2020. Commissions receivable from two customers amounted to 36% of commissions receivable for fiscal period ended December 31, 2020.

9. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate. Under this agreement, the Company incurs administrative sharing expenses equal to 50% of futures gross revenues earned by the Company from the affiliates' overseas locations. For the period ended December 31, 2020, administrative sharing expenses incurred under the expense sharing agreement amounted to $7,182,115. The Company also incurs a fee of 126,180 EUR per month payable to the Member for management efforts, which totaled $2,161,942 for the fiscal period ended December 31, 2020. The total due to the affiliate for administrative fees as of December 31, 2020 was $437,417. The total due to the Member for management fees as of December 31, 2020 was $154,835. The Company also had an additional balance of $96,684 due to affiliate. This balance represents amounts received by the Company on behalf of an affiliate which will be remitted to them in the future.

10. 401K SAVINGS PLAN

Effective 2015, the Company adopted a qualified 401K Plan (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the period. The Plan contributions are 100% vested at all times. The Company incurred an expense for employer contributions of $84,604 during the period ended December 31, 2020 which was included in salaries, bonuses and related costs on the accompanying statement of operations.

11. DUE FROM CLEARING BROKERS

The Company clears all securities transactions through clearing firms. The Company considers the amounts due from its clearing firms to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

12. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

			Depreciable Life Years
Furniture	$	97,171	7
Leasehold Improvements		39,199	10
Computer and telecom equipment		243,352	5
		379,722	
Less: accumulated depreciation & amortization		(364,336)	
Property and equipment, net	$	15,386	
Depreciation & amortization expense for the fiscal period ended December 31, 2020	$	72,795	

13. COMMITMENTS AND CONTINGENCIES

ASU 2016-02, "Leases (Topic 842)", amends the accounting for leases by lessees and lessors. The primary change from the new guidance is the recognition of right-of-use assets and lease liabilities by lessees for those leases classified as operating leases. Additional changes include accounting for lease origination and executory costs, required lessee reassessments during the lease term due to changes in circumstances, and expanded lease disclosures. The Company adopted the standard under a modified retrospective approach as of October 1, 2019. As of December 31, 2020, the Company is reporting a right to use asset in the amount of $722,137, which is offset by a lease liability in the amount of $737,894. There is no impact to the Company's net capital, as the right of use asset is allowable to the extent there is an offsetting lease obligation. The weighted average remaining lease term is 3 years. The weighted average discount rate is 5%. Imputed interest as of December 31, 2020 is $74,875.

Leases - The Company leases office space. Rent expense for the fiscal period ended December 31, 2020 totals $539,957. Future minimum rental payments under non-cancellable operating leases are as follows:

Fiscal Year ending December 31:	Amount
2021	262,969
2022	270,825
2023	278,975
Total	$ 812,769

Sublease - In June 2020, the Company entered into a two year sublease agreement to rent a portion of its office space for $60,000 a year. The Company earned sublease income of $30,000 for the fiscal period ended December 31, 2020 and received an additional $10,000 from the sublessee, representing a security deposit of $5,000 plus the last month's rent of $5,000. This is considered deferred rent and is included in accounts payable, accrued expenses, and other liabilities in the Statement of Financial Condition. Future minimum rental receipts under the sublease agreement are as follows:

Fiscal Year ending December 31:	Amount
2021	60,000
2022	30,000
Total	$ 90,000

Employment Contracts - The Company has commitments to various employees, as set forth in their employment contracts. The agreements include guaranteed compensation for the term of the employment contracts. The minimum salary payments under the herein mentioned employment contracts are as follows:

Fiscal Year ending December 31:	Amount
2021	558,333
2022	100,000
Total	$ 658,333

14. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses (Topic 326)("ASU 2016-13") to replace the incurred loss impairment methodology under current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company will be required to use a forward-looking expected credit loss model for accounts receivable, loans, and other financial instruments. The standard will be effective for the Company for fiscal periods beginning after December 15, 2019. The Company has evaluated the impact of this standard on its financial statements and does not expect a material impact.

15. EMPLOYEE ADVANCE

The Company issued a series of advances to one of its employees during 2016, 2017 and 2018, for which there are loan agreements totaling approximately $1,400,000. As of December 31, 2020, the employee repaid approximately $1,100,000 of this advance through his net paychecks. The gross employee advance as of December 31, 2020 was $253,152. As of December 31, 2020 the Company owed the same employee more than $253,152 in accrued bonuses, therefore the offsetting receivable and payable were reflected as a net liability, included in accrued bonuses on the statement of financial condition.

The Company issued an advance to another employee in 2020, for which there is a loan agreement totaling $1,100,000. As of December 31, 2020, the employee was suspended, prior to any repayments being made. This employee was terminated in January 2021, and the loan was immediately due. The Company has recorded a 50% reserve against this outstanding balance.

16. FOREIGN TAX RECEIVABLE

The Company is owed 4,399,309 CAD from the Canada Revenue Agency as a result of a withholding tax assessed on the proceeds of a trade facilitated on November 2, 2020. The trade resulted in a debit in the firm's RBC clearing account, offset by the CAD tax refund receivable. The Company submitted a refund claim in December 2020 and expects to receive payment during 2021. Receipt of the tax refund will increase the Company's net capital by approximately $3,500,000 million. At December 31, 2020, the Company owes RBC $2,805,789 representing the difference between the negative balance in the CAD account of $3,407,916 and commissions receivable of $602,127.

17. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

OTCex, LLC

A Wholly Owned Subsidiary of OTCex S.A.
(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and CFTC 1.17
As of December 31, 2020

MEMBER'S EQUITY	
	$ 6,826,259
ADDITIONS AND/OR CREDITS:	
Liabilities subordinated	500,000
Addback for broker payable on non-allowable receivables	1,975,524
TOTAL CAPITAL & ALLOWABLE SUBORDINATED LIABILITIES	9,301,783
DEDUCTIONS AND/OR CHARGES:	
Non-allowable receivables	(3,951,047)
Prepaid expenses and security deposits	(158,705)
Foreign tax receivable	(3,455,877)
Current income tax receivable	(1,050,000)
Employee loans, net	(550,000)
Property and equipment, net of accumulated depreciation	(15,386)
	(9,181,015)
NET CAPITAL	$ 120,768
Minimum Statutory Net Capital Required, Alternative Method	$ 250,000
Excess net capital (net capital deficiency)	$ (129,232)

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2020.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds.

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the Member of OTCex, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) OTCex, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which OTCex, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Section (k)(2)(ii) (the “exemption provisions") and (2) OTCex, LLC stated that OTCex, LLC met the identified exemption provisions throughout the most recent fiscal period without exception. OTCex, LLC’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OTCex, LLC’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mazars USA LLP

New York, NY
February 25, 2021

OTCex, LLC
(A LIMITED LIABILITY COMPANY)

Exemption Report

OTCex, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provisions of 17 C.F.R § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R § 240.15c3-3(k)(2)(ii) throughout the period October 1, 2019 to December 31, 2020 without exception.

I, Peter Doyle, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Name: Peter Doyle
Title: CCO

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm On Internal Control Required by CFTC Regulation 1.16

To the Board of Directors of the Member of OTCex, LLC

In planning and performing our audit of the financial statements of OTCex, LLC (the "Company") as of and for the fifteen-month fiscal period ended December 31, 2020, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry the accounts of its customers, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder; and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. CFTC Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies and therefore, material weaknesses or significant deficiencies may exist that were not identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

mazars

We consider the following deficiencies in the Company's internal control to be material weaknesses:

> The Company reported various net capital deficiencies from October 1, 2020 through January 22, 2021. The deficiencies were caused by (a) a trader engaging in proprietary trading in violation of the Company's approved authorizations, as well as (b) adjustments to tax estimates based on the timing of the deductibility of accrued bonuses. The Company's internal controls did not prevent these net capital violations or detect them on a timely basis. The above items indicate that the Company needs to augment their financial reporting processes and supervisory procedures to ensure that a net capital violation does not recur.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we identified the following condition that we consider to be a material inadequacy.

> As discussed above, the Company reported various net capital deficiencies from October 1, 2020 through January 22, 2021. The Company's internal controls did not prevent these net capital violations or detect them on a timely basis. The net capital violations indicate that the Company needs to augment their practices and procedures to ensure that a net capital violation does not recur.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, except for the matter described above that we consider to be a material inadequacy, were adequate at February 25, 2021, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Company's management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Mazars USA LLP

New York, NY
February 25, 2021